

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note EQ INT	32051GZ73	Senior Residual	Var-Act/360 Var-Act/360	266,930,383.17 0.00	5.484380 0.000000	6,514,191.63 0.00	1,260,621.59 0.00	7,774,813.22 0.00	0.00 0.00	260,416,191.54 0.00	0.00 0.00
Totals				266,930,383.17		6,514,191.63	1,260,621.59	7,774,813.22	0.00	260,416,191.54	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                  212-815-3235
Associate: William Herrmann
                  212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	266,930,383.17	6,514,191.63	6,514,191.63	0.00	260,416,191.54	0.86863306051
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	266,930,383.17	6,514,191.63	6,514,191.63	0.00	260,416,191.54	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Net Rate Carryover After Dist.
Note	266,930,383.17	5.484380	1,260,621.59	1,260,621.59	0.00	0.00	1,260,621.59	0.00
EQ INT	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals	266,930,383.17		1,260,621.59	1,260,621.59	0.00	0.00	1,260,621.59	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	890.361518256 0.000000000	21.728457746 0.000000000	4.204875222 0.000000000	868.633060511 0.000000000	5.484380 0.000000
Totals		299,800,000.00	890.361518245	21.728457738	4.204875217	868.633060507	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Pool Level Data

Distribution Date		9/25/06
Cut-off Date		3/ 1/06
Record Date		8/31/06
Determination Date		9/18/06
Accrual Period 30/360	Begin	8/ 1/06
	End	9/ 1/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	8/25/06
	End	9/25/06
Number of Days in Actual Accrual Period		31

Interest Details on Classes	
One-Month Libor Rate	5.32438%
Available Funds Rate	7.32945%
Class A Coupon	5.48438%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Beginning Aggregate Loan Count	5,218
Ending Aggregate Loan Count	5,077
Beginning Pool Stated Principal Balance	269,194,781.43
Principal Collected	14,816,559.01
Draws	8,774,982.05
Charge Offs	0.00
Ending Pool Stated Principal Balance	263,153,204.47
Beginning Invested Amount	269,194,781.43
Ending Invested Amount	263,153,204.47
Beginning Weighted Average Mortgage Rate	8.37860%
Beginning Weighted Average Net Mortgage Rate	7.90005%
Ending Weighted Average Mortgage Rate	8.57096%
Ending Weighted Average Net Mortgage Rate	8.08143%
Beginning Weighted Average Remaining Term to Maturity	228
Ending Weighted Average Remaining Term to Maturity	227

Collections

Interest Collections

Interest Collected	1,879,562.81
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,879,562.81
Less: Servicer Fee	112,164.49
Total Net Interest Collections	1,767,398.32

Principal

Principal Collected	14,816,559.01
Other amounts allocated to Principal	0.00
Total Principal Collections	14,816,559.01



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Investor Amounts	
Beginning Investor Amount	269,194,781.43
Floating Allocation Percentage	100.000%
Net Interest Collections	1,767,398.32
Invested Interest Collections	1,767,398.32
Principal Collections	14,816,559.01
Principal Draws	8,774,982.05
Investor Principal Distribution Amount	6,041,576.96
Investor Charge Offs	0.00
Ending Investor Amount	263,153,204.47
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.

Distribution Account		
	Beginning Balance	0.00
Deposits	Available Funds	7,808,975.28
	Other Deposits Required by the SSA	0.00
	Total Deposits	7,808,975.28
Withdrawals	To the Trustee, the Trustee Fee	1,345.97
	To the Insureer, the Premium	32,816.08
	To the Classes, Principal and Interest	7,774,813.22
	Total Withdrawals	7,808,975.28
	Ending Balance	0.00



First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Mortgage Prepayment Details	
Aggregate Pool Prepayment Amount (Gross)	14,816,559.01
Gross CPR	49.30566%
Aggregate Pool Prepayment Amount (Net)	6,041,576.96
Net CPR	23.84397%
Draw Amount	8,774,982.05
Draw Rate	32.81252%

Fees of the Trust	
Gross Master Servicing Fee	112,164.49
Net Master Servicing Fee	112,164.49
Trustee Fee	1,345.97
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	32,816.08
Total Net Loan Fees	146,326.55

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.154%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	YES

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.324%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	

Step-Down Date	NO
Step-Down Test Satisfied	YES
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

OC Details

Specified OC	5,696,266.07
Excess Spread	472,614.67
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	2,737,012.93
Ending OC Deficiency	2,959,253.14

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	4	0.07879%	398,902.91	0.15159%	0	0.00000%	0.00	0.00000%	3	0.05909%	404,673.29	0.15378%

	Foreclosure				Bankruptcy				REO			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	2	0.03939%	66,862.30	0.02541%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	0.00
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Group	Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss
Group I	N/A			

Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee